

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
James F. Kelliher
Chief Financial Officer
LogMeIn, Inc.
320 Summer Street, Suite 100
Boston, Massachusetts 02210

    Re: **LogMeIn, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 10, 2014
                Form 10-Q for the Quarterly Period Ended March 31, 2014
                Filed April 30, 2014
                File No. 001-34391

Dear Mr. Kelliher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.   We note your disclosure on page 11 that your ability to grow depends in part on subscription renewals. We also note that in your earnings release calls you disclose your gross renewal rate. Please tell us what consideration was given to disclosing your gross renewal rate in MD&A.

Results of Consolidated Operations

Years Ended December 31, 2012 and 2013

Income Taxes, page 36

2.   It appears that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. In this regard, we note your disclosure that the effective tax rate was impacted by foreign losses in 2013 and per the table on page 64, the foreign tax rate differential had a significant impact on your effective tax rate in 2013. Please tell us what consideration you gave to providing disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that specific countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact their results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Key Non-GAAP Financial Measures, page 40

3.   We note that you have added patent litigation and acquisition related expenses back to arrive at non-GAAP operating cash flow, a liquidity measure. Please explain your basis for adjusting this non-GAAP measure for these items and tell us what consideration was given to Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 53

4.   We note that for multiple element arrangements you recognize revenue for each delivered item or items as a separate earnings process when they have value to the customer on a standalone basis. Please tell us how you allocate the consideration received in the arrangement to all deliverables and describe the significant factors, inputs, assumptions and methods used to determine the allocation. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-2 and ASC 605-25-50-2(e).

5.   We note your disclosure that multiple-element arrangements typically include subscription and professional services. Please describe the types of professional services you provide that do have standalone value. As part of your response, please tell us what

consideration you gave to disclosing the general timing of performance of these professional services. Refer to ASC 605-25-50-2(c).

Note 10. Stock Incentive Plan, page 67

6.   We note you granted certain restricted stock units that have a market and service condition. Please tell us whether these awards have graded vesting features and if so how this feature impacts the recognition of expense. Refer to the authoritative guidance you relied upon when determining your accounting.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Consolidated Operations, page 19

7.   Your disclosures on page 19 indicate that the majority of the increase in revenues was due to a significant increase in the number of subscribers. We also note that in your Form 10-K you disclose the number of subscribers for the periods presented. Please explain your basis for not disclosing the number of subscribers in your Form 10-Q. In this regard, we note that it appears that this would be a useful indicator of revenue.

Liquidity and Capital Resources, page 21

8.   We note your disclosure on page 39 of your Form 10-K where you disclose the amount of cash held by foreign subsidiaries and the tax effect if you were to repatriate your undistributed earnings. Please tell us how you considered providing similar disclosure in your Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief